

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2021

Sajan Pillai
Chief Executive Office
McLaren Technology Acquisition Corp.
2600 Michelson Drive. Suite 2700
Irvine, CA 92612

>   **Re: McLaren Technology Acquisition Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 20, 2021**
>   **File No. 333-259339**

Dear Mr. Pillai:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed October 20, 2021

Risks Relating to our Securities, page 57

1. We note your risk factor that currently your warrants are expected to be accounted for as equity in your balance sheet, but you cannot guarantee that your warrants would not be classified be as liabilities. We further note your disclosure that if auditors of a potential target disagree or the SEC issues a statement in the future, it could result in different accounting treatment and you may need to restate your financial statements. These statements appear to qualify the accounting treatment of the warrants. Please tell us how this disclosure is appropriate in light of the audit report that states the financial statements are the responsibility of management and in which your auditor opines that the financial statements present fairly, in all material respects, your financial position and the results of your operations and cash flows in conformity with accounting principles generally

accepted in the United States of America.

You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services